June 28, 2012

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:	HeartWare International, Inc.
Registration Statement on Form S-4
Amendment No. 1 Filed June 12, 2012
File No. 333-180988

Dear Ms. Ravitz:

On behalf of our client HeartWare International, Inc. (the “Company”), please find responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (File No. 333-180988) of June 27, 2012 regarding the Company’s registration statement on Form S-4 (as amended by Amendment No. 1, filed on June 12, 2012, the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”) that includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are five copies of Amendment No. 2 marked to show changes from the Registration Statement as filed on June 12, 2012.

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

RESPONSES TO STAFF COMMENTS

General

1.

We note your response to our prior comment number 1; however it remains unclear how investors have sufficient information upon which to base an informed investment decision. Notably, you have not provided any information about what goal you expect to further if you choose to exercise the cash option, or about how you would prioritize the factors listed in the final question and answer on page 2. For example, is it more important that you maintain a certain percentage ownership by present HeartWare holders, or that you maintain your cash position? Please revise or advise.

We respectfully advise the Staff that the disclosure in the Registration Statement on pages 2, 10, 16, 59, and 68 of Amendment No. 2 has been revised to address the Staff’s comment.

Background of the Merger, page 47

2.	We note your new disclosure on page 54 that the parties agreed that the shares to be covered by the voting agreement would be less than as would be required to approve the merger. Please revise further to explain the reasons for this decision.

We respectfully advise the Staff that the disclosure in the Registration Statement on page 54 of Amendment No. 2 has been revised to address the Staff’s comment.

We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-8008 or my colleague Sean Skiffington at (416) 360-2976.

Very truly yours,

/s/ Robert M. Katz
Robert M. Katz

cc:	Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.

Sean J. Skiffington
Shearman & Sterling LLP

Jay Mumford
Division of Corporation Finance, Securities and Exchange Commission

3